AB 7/2

KW 3/11

OD 6/20/13

[redacted]

SECURI 13025631 N

[redacted]

13014832

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2013

SEC FILE NUMBER
8-53142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinel Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Walkers Brook Drive
(No. and Street)

Reading	MA	01867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Scarpello 781-914-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 7/2/13

3/14

OATH OR AFFIRMATION

I, David Scarpello, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sentinel Securities, Inc. as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

David Scarpello
Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me this
28 th day of February, 2013

Joan Lavore
Notary Public

Commission expires 12/11/15

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) (o) Independent Auditors' Report on Internal Control

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1-2
Financial statements:	
Statement of financial condition	3
Statement of income	4
Statement of changes in stockholder's equity	5
Statement of cash flows	6
Notes to financial statements	7-12
Supplemental schedules:	
Schedule I: Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	13
Schedule II: Computation for determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	14
Schedule III: Information relating to possession or control requirements under Rule 15c3-3	15
Independent Auditors' Report on Internal Control	16-18

LGCD
CPAs/ Business Advisors

Independent Auditors' Report

Board of Directors
Sentinel Securities, Inc.
Reading, Massachusetts

We have audited the accompanying financial statements of Sentinel Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Independent Auditors' Report (Continued)

Board of Directors
Sentinel Securities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I through III has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through III is fairly stated in all material respects in relation to the financial statements as a whole.

LGC&D LLP

Providence, Rhode Island
February 28, 2013

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,110,757
Commissions receivable	188,000
Note receivable	77,095
Deposit with clearing broker-dealer	50,000
Prepaid expenses and other	57,274
Refundable income taxes	20,850
Property and equipment, less accumulated depreciation	17,812
Intangible assets, less accumulated amortization	283,115
	$ 1,804,903

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 68,511
Due to Affiliate	238,178
	306,689
Commitments (Note 2)	
Stockholder's equity:	
Common stock, no par value; authorized 20,000 shares; issued and outstanding 2,966 shares	- 0 -
Additional paid-in capital	1,000,000
Retained earnings	498,214
	1,498,214
	$ 1,804,903

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 1,810,138
Other revenue	109,762
Interest and dividends	5,687
	1,925,587
Expenses:	
Employee compensation and benefits	595,363
Commissions and clearing expenses	454,153
Amortization of intangible assets	55,909
Depreciation	14,251
Software expense	77,216
Management fees, related party	134,000
Other operating expenses	307,717
	1,638,609
Income before income tax benefit	286,978
Income tax benefit, current	20,850
Net income	$ 307,828

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$ - 0 -	$ 2,100,000	$ 190,386	$ 2,290,386
Return of capital		(1,100,000)		(1,100,000)
Net income			307,828	307,828
Balance, end of year	$ - 0 -	$ 1,000,000	$ 498,214	$ 1,498,214

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income	$	307,828
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,251
Amortization		55,909
(Increase) decrease in assets:		
Commissions receivable		(91,793)
Prepaid expenses and other		18,034
Refundable income taxes		(20,850)
Note receivable		(77,095)
Increase (decrease) in liabilities:		
Accounts payable		(38,095)
Accrued expenses		2,235
Due to Affiliate		156,789
Net cash provided by operating activities		327,213
Cash used in financing activities, return of capital		(1,100,000)
Net decrease in cash and cash equivalents		(772,787)
Cash and cash equivalents, beginning of year		1,883,544
Cash and cash equivalents, end of year	$	1,110,757

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Sentinel Securities, Inc. (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Stockholder), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily provides brokerage services to customers of Sentinel Pension Advisors, Inc. (SPA) and Sentinel Benefits Group, Inc. (SBG), both of which are affiliated with the Company and subsidiaries of the Stockholder. SPA operates as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to individuals and their families and to corporate retirement plans for individuals and entities located throughout the United States of America. The Company also is the broker of record on corporate retirement plan clients of SBG and for self-directed brokerage accounts offered by corporate retirement plan clients of SBG.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, the Company had no cash on deposit in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Effective January 1, 2013, noninterest-bearing transaction accounts are no longer insured separately from other accounts. On January 1, 2013, the Company had $472,595 on deposit in excess of FDIC-insured amounts.

1. Organization and summary of significant accounting policies (continued):

Commissions receivable:

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2012, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its commissions receivable.

Property and equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2012.

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2012.

SENTINEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2012

1. Organization and summary of significant accounting policies (continued):

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Income taxes:

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition, along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as other expense.

The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2009.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with SBG (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by and between the Affiliate, the Company and Focus, as determined by the Affiliate. For the year ended December 31, 2012, the Affiliate allocated $37,825 of expenses to the Company.

The management agreement under which management fees are payable expires January 1, 2013 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee, determined by the Affiliate and allocated to the Company, totaled $134,000 for the year ended December 31, 2012.

At December 31, 2012, the amount due to the Affiliate is noninterest-bearing.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required). At December 31, 2012, the Company had net capital of $914,438, which was $864,438 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1 at December 31, 2012.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Note receivable:

During June 2012, the Company entered into a settlement with a former employee regarding outstanding civil actions against the employee related to misappropriated funds. The settlement totaled $125,000, of which $30,000 was paid upon execution of the settlement agreement with the remainder due in the monthly amount of $1,000 through July 2016. The note is noninterest-bearing and secured by equity in the former employee's home. The note was recorded at the present value of future cash flows, utilizing the Company's incremental borrowing rate of 6%, resulting in an initial note value of $79,065.

5. Property and equipment:

At December 31, 2012, property and equipment consists of the following:

Software licenses	$	28,500
Furniture and equipment		7,738
		36,238
Less accumulated depreciation		18,426
	$	17,812

6. Intangible assets:

At December 31, 2012, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 829,836	$ 629,990
Management contract	158,268	74,999
	$ 988,104	$ 704,989

Amortization expense for each of the years ending December 31, 2013 through 2016 is estimated to total $55,909. Amortization expense for the year ended December 31, 2017 is estimated to total $5,948.

7. Income taxes:

At December 31, 2012, the Company had a deferred tax asset of approximately $149,000, which is fully reserved by a valuation allowance. The valuation allowance decreased by $153,000 during the year ended December 31, 2012.

At December 31, 2012, the Company has approximately $328,000 and $427,000 of net operating loss carryforwards for federal and state income tax reporting purposes, respectively, expiring in 2031. For the year ended December 31, 2012, the Company used approximately $404,000 of net operating losses to reduce current income tax expense and recover previously paid income taxes.

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

Net capital:	
Total stockholder's equity and total qualified for net capital	$ 1,498,214
Deductions and/or charges:	
Non-allowable assets:	
Receivables	225,575
Prepaid expenses	57,274
Intangible assets, net of accumulated amortization	283,115
Property and equipment, net of accumulated depreciation	17,812
Total deductions and/or charges	583,776
Net capital	$ 914,438
Aggregate indebtedness:	
Accrued expenses	$ 68,511
Due to Affiliate	238,178
Total aggregate indebtedness	$ 306,689
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 864,438
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 854,438
Ratio, aggregate indebtedness to net capital	.3354 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as amended February 28, 2013, as of December 31, 2012.

SENTINEL SECURITES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Sentinel Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

SENTINEL SECURITES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

Sentinel Securities, Inc. (the Company) is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LGCD
CPAs/ Business Advisors

Independent Auditors' Report on Internal Control

Board of Directors
Sentinel Securities, Inc.
Reading, Massachusetts

In planning and performing our audit of the financial statements of Sentinel Securities, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Independent Auditors' Report on Internal Control (Continued)

Board of Directors
Sentinel Securities, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

Independent Auditors' Report on Internal Control (Continued)

Board of Directors
Sentinel Securities, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
February 28, 2013

LGCD
CPAs/Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Sentinel Securities, Inc.
Reading, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Sentinel Securities, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 to copy of respective check, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a difference of $2 in the total revenues reported in the audited Form X-17A-5 Part III and the amount reported in Form SIPC-7 .
3. Compared any adjustments reported in Form SIPC-7 with the supporting working papers, noting a difference of $490 between the amount reported as a deduction for revenue from the distribution of shares of a registered open-end investment company and insurance commissions and the amount per the supporting working paper.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the working papers supporting the adjustments, noting no differences.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Independent Accountants' Report on Applying Agreed-Upon Procedures (Continued)

Board of Directors
Sentinel Securities, Inc.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LGC&D LLP

Providence, Rhode Island
March 1, 2013

SENTINEL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
[GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO
THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2012

Total revenue	$ 1,925,585
Additions	- 0 -
Deductions:	
Revenue from the distribution of shares of a registered open-end investment company and insurance commissions	1,833,343
Total deductions	1,833,343
SIPC net operating revenues	$ 92,242
General assessment at .0025	$ 231
Payments made:	
February 12, 2013	231
Total payments made	231
Less overpayments applied	- 0 -
Plus interest on late payments	- 0 -
Assessment balance due (overpaid)	$ - 0 -